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EXHIBIT 21.1

SUBSIDIARIES OF SCHWEITZER-MAUDUIT INTERNATIONAL, INC.

        The subsidiaries of the Company at December 31, 2003 were as follows:

Name	Jurisdiction of Incorporation or Organization
Schweitzer-Mauduit Canada, Inc.	Manitoba Province (Canada)
Schweitzer-Mauduit International China, Limited	Hong Kong, China
Schweitzer-Mauduit Spain, S.L.	Spain
• Schweitzer-Mauduit do Brasil, S.A.	Brazil
• Schweitzer-Mauduit Holding S.A.R.L.	France
— Schweitzer-Mauduit Industries S.A.R.L.	France
— LTR Industries S.A.	France
— Schweitzer-Mauduit France S.A.R.L.	France
— Papeteries de Saint-Girons S.A.S.	France
• Saint-Girons Industries S.N.C.	France
— Papeteries de Mauduit S.A.S.	France
• PDM Industries S.N.C.	France
• Papeteries de Malaucène S.A.S	France
— Malaucène Industries S.N.C.	France

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SUBSIDIARIES OF SCHWEITZER-MAUDUIT INTERNATIONAL, INC.